EXHIBIT 99.1

Scorpio Bulkers Inc. Announces Financial Results for the Third Quarter of 2019 and Declares a Quarterly Cash Dividend and a Special Stock Dividend
MONACO - October 23, 2019 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers”, or the “Company”), today reported its results for the three months ended September 30, 2019.
The Company also announced that on October 22, 2019, its Board of Directors declared:

•	a quarterly cash dividend of $0.02 per share on the Company’s common shares; and

•	a one-time special stock dividend to the shareholders of the Company of an aggregate of one million shares of common stock of Scorpio Tankers Inc.
Results for the Three and Nine Months Ended September 30, 2019 and 2018
For the third quarter of 2019, the Company’s GAAP net loss was $1.9 million, or $0.03 per diluted share, including:

•	a non-cash gain of approximately $1.0 million and cash dividend income of $0.5 million, or $0.02 earnings per diluted share, primarily from the Company’s equity investment in Scorpio Tankers Inc.;

•	a partial reversal of the write-down of assets held for sale of approximately $0.2 million related to the sale of the SBI Cougar and SBI Puma; and

•	the write-off of deferred financing costs of approximately $0.5 million, or $0.01 per diluted share, related to the refinancing of existing debt.
For the same period in 2018, the Company’s GAAP net loss was $0.4 million, or $0.01 per diluted share.
Total vessel revenues for the third quarter of 2019 were $63.2 million, compared to $62.5 million for the same period in 2018. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the third quarters of 2019 and 2018 were $26.3 million and $28.8 million, respectively (see Non-GAAP Financial Measures below).
For the third quarter of 2019, the Company’s adjusted net loss was $2.1 million, or $0.03 adjusted loss per diluted share, which excludes the impact of the partial reversal of the write-down of assets held for sale of $0.2 million relating to the SBI Cougar and SBI Puma. Adjusted EBITDA for the third quarter of 2019 was $26.1 million. There were no such non-GAAP adjustments to net loss in the third quarter of 2018 (see Non-GAAP Financial Measures below).
For the first nine months of 2019, the Company’s GAAP net income was $29.6 million, or $0.42 per diluted share, including:

•	a non-cash gain of approximately $68.6 million and cash dividend income of $1.6 million, or $1.01 earnings per diluted share, primarily from the Company’s equity investment in Scorpio Tankers Inc.;

•
a write-down of assets either sold or held for sale of approximately $12.5 million, or $0.18 per diluted share, related to the sales of the SBI Electra, SBI Flamenco, SBI Cougar and SBI Puma and the write-off of deferred financing costs on the credit facilities related to the SBI Electra and SBI Flamenco; and

•	the write-off of deferred financing costs of approximately $3.2 million, or $0.05 per diluted share, related to the refinancing of existing debt.
For the same period in 2018, the Company’s GAAP net loss was $5.3 million, or $0.07 per diluted share.

Total vessel revenues for the first nine months of 2019 were $164.3 million, compared to $177.3 million for the same period in 2018. EBITDA for the first nine months of 2019 and 2018 were $116.8 million and $77.2 million, respectively (see Non-GAAP Financial Measures below).
For the first nine months of 2019, the Company’s adjusted net income was $42.1 million, or $0.60 adjusted earnings per diluted share, which excludes the impact of the write-down of assets either sold or held for sale of $12.0 million and the write-off of deferred financing costs on the credit facilities relating to the SBI Electra and SBI Flamenco of $0.4 million. Adjusted EBITDA for the first nine months of 2019 was $128.9 million. There were no such non-GAAP adjustments to net loss in the first nine months of 2018 (see Non-GAAP Financial Measures below).
TCE Revenue
TCE Revenue Earned during the Third Quarter of 2019 (see Non-GAAP Financial Measures)

•	Our Kamsarmax fleet earned an average of $13,149 per day

•	Our Ultramax fleet earned an average of $11,824 per day
Voyages Fixed thus far for the Fourth Quarter of 2019, as of the date hereof

•	Kamsarmax fleet: approximately $14,083 per day on average for 50% of the days

•	Ultramax fleet: approximately $13,450 per day on average for 39% of the days
Cash and Cash Equivalents
As of October 18, 2019, the Company had approximately $89.6 million in cash and cash equivalents.
Recent Significant Events
Special Stock Dividend
On October 22, 2019, the Company’s Board of Directors declared a one-time special stock dividend to the shareholders of the Company of an aggregate of one million shares of common stock of Scorpio Tankers Inc. (NYSE:STNG), a related party. For each common share that a shareholder holds in the Company that shareholder will receive 0.0138 shares of common stock of Scorpio Tankers Inc., payable on or about December 13, 2019 to all shareholders of record as of November 15, 2019 (the “Record Date”). The Scorpio Tankers Inc. common shares to be distributed in the special dividend were acquired from Scorpio Tankers Inc. in a registered underwritten public offering of its common shares in October 2018. Following the payment of the special dividend, the Company will continue to own approximately 4.4 million common shares of Scorpio Tankers Inc.
No fractional shares of Scorpio Tankers Inc. will be issued in connection with the special dividend, and instead the Company’s shareholders will receive cash in lieu of any fractional shares. For a discussion of the material tax consequences related to this special stock dividend, please see the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on the date hereof.
Emanuele A. Lauro, the Company’s Chairman and CEO, commented “We will continue to manage Scorpio Bulkers to best effect as we identify changes in the global marketplace.  Of note, the special dividend of a portion of our shareholding in Scorpio Tankers is an appropriate step at this time.  We believe in sharing the benefit of recent improvement of product tanker fundamentals with our shareholders, while we believe that the investment thesis around IMO 2020 still has much room to run. Separately, our core business continues to benefit from a number of short- and medium-term catalysts.  Demand for Ultramax and Kamsarmax vessels has been resilient, particularly in light of expanded ton-miles from new, or renewed, supply lines from West to East.  In addition, regulators and our core customers alike are defining significant benefits for modern, fuel-efficient vessels like ours.  Notwithstanding the short-term costs of positioning new vessels or outfitting them with scrubbers, we are as confident as ever that our strategy confers sustained benefits as the regulatory and competitive environment evolves.”
Quarterly Cash Dividend
In the third quarter of 2019, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.02 per share totaling approximately $1.4 million.
On October 22, 2019, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about December 13, 2019, to all shareholders of record as of November 15, 2019. As of October 22, 2019, 72,487,958 shares were outstanding.

Vessel Sales
On September 17, 2019, the Company agreed to sell the SBI Puma and SBI Cougar, 2014 and 2015 built Ultramax vessels, respectively, for approximately $37.9 million in aggregate to an unaffiliated third party. The sale closed on October 8, 2019 and generated $16.0 million of additional liquidity after the repayment of $21.9 million of outstanding debt. As of June 30, 2019, these vessels were classified as held for sale. The Company recorded a loss of approximately $4.9 million in the second quarter of 2019 and wrote-off deferred financing costs of $0.2 million in October 2019 upon the repayment of $21.9 million of outstanding debt.
Debt

Senior Unsecured Notes Due September 2019

On August 2, 2019, the Company redeemed the entire outstanding balance of its Senior Unsecured Notes Due September 2019 of $73.6 million. The redemption price of the Senior Unsecured Notes Due September 2019 was equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, August 2, 2019.

AVIC Lease Financing
In July 2019, the Company closed the transaction to sell and leaseback three Ultramax vessels (SBI Hydra, SBI Lyra and SBI Maia) to AVIC International Leasing Co., Ltd. As part of this transaction, the Company has agreed to bareboat charter-in the vessels for a period of eight years and has purchase options beginning after the end of the second year of each bareboat charter agreement. The Company also has a purchase obligation for each vessel upon the expiration of each bareboat charter agreement.
$330.0 Million Credit Facility
During July 2019, the Company prepaid approximately $30.9 million of its $330.0 Million Credit Facility and wrote-off deferred financing costs of approximately $0.4 million as part of the refinancing of the three vessels now financed by the AVIC Lease Financing (SBI Hydra, SBI Lyra and SBI Maia). As such, the $330.0 Million Credit Facility was repaid in full and terminated.
$38.7 Million Credit Facility
During October 2019, the Company prepaid approximately $21.9 million of its $38.7 Million Credit Facility and wrote-off approximately $0.2 million of deferred financing costs as part of the sale of the SBI Puma and SBI Cougar.
Vessels Time Chartered-In
During August 2019, the Company time chartered-in one Kamsarmax vessel for approximately 24 to 27 months at 118% of the Baltic Exchange 74,000 DWT Panamax Index (“BPI”). The Company simultaneously time chartered this vessel out to the Scorpio Kamsarmax Pool under matching terms.
In September 2019, the Company exercised its option to extend the time charter-in agreement of the 2017 built Ultramax vessel for one year at $10,885 per day.
Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of September 30, 2019 and October 18, 2019, are as follows (dollars in thousands):

	As of September 30, 2019	As of October 18, 2019	As of October 18, 2019
Credit Facility	Amount Outstanding		Amount Committed (1)
Senior Notes	$—	$—	$—
$330 Million Credit Facility	—	—	—
$12.5 Million Credit Facility	8,813	8,813	—
$27.3 Million Credit Facility	9,008	8,813	—
$85.5 Million Credit Facility	47,594	47,594	5,712
$38.7 Million Credit Facility	32,400	10,500	—
$12.8 Million Credit Facility	11,900	11,900	1,398
$30.0 Million Credit Facility	27,753	27,753	2,585
$60.0 Million Credit Facility	27,138	27,138	2,862
$184.0 Million Credit Facility	168,916	168,916	17,448
$34.0 Million Credit Facility	32,179	32,179	3,000
$90.0 Million Credit Facility	82,100	82,100	8,706
$19.6 Million Lease Financing - SBI Rumba	17,191	17,191	—
$19.0 Million Lease Financing - SBI Tango	17,593	17,498	—
$19.0 Million Lease Financing - SBI Echo	17,671	17,580	—
$20.5 Million Lease Financing - SBI Hermes	19,372	19,269	—
$21.4 Million Lease Financing - SBI Samba	20,726	20,613	—
CMBFL Lease Financing	115,688	115,688	11,842
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	40,783	40,529	3,000
AVIC Lease Financing	112,183	111,038	9,840
Total	$809,008	$785,112	$66,393

(1)	Includes the maximum loan amount available for the installation of scrubbers following upsizes of certain credit facilities.

The Company’s projected quarterly debt repayments on its bank loans and lease financing arrangements through 2020 are as follows (dollars in thousands):

	Principal on Bank Loans	Principal on Lease Financing Arrangements	Total (1)
Q4 2019 (2)	7,515	4,955	12,470
Q1 2020	10,082	7,562	17,644
Q2 2020	10,815	7,853	18,668
Q3 2020	10,489	8,320	18,809
Q4 2020 (3)	19,095	8,339	27,434
Total	$57,996	$37,029	$95,025

(1)
Includes estimated repayments on the upsizings of certain credit facilities for the installation of scrubbers, for which the timing of the drawdowns and repayment schedules set forth are estimates only and may vary as the timing of the related installations finalize.

(2)	Relates to payments expected to be made from October 19, 2019 to December 31, 2019.

(3)	Includes $8.0 million repayment of the $12.5 Million Credit Facility due at maturity.
IMO 2020

The Company’s projected schedule and estimated payments for the installation of scrubbers on all the owned and finance leased vessels in the Company’s fleet is as follows (dollars in thousands). Through October 18, 2019, the Company has paid $17.3 million towards the purchase of the scrubbers.

	Number of Vessels by Type		Estimated Payments (1)
	Ultramax	Kamsarmax
Q4 2019 (2)	7	4	21,853
Q1 2020	10	2	27,802
Q2 2020	8	4	24,118
Q3 2020	3	4	13,927
Q4 2020	4	—	11,283
Q1 2021	—	—	4,281
Total	32	14	$103,264

(1)
Includes estimated cash payments for scrubbers that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems. The timing of the payments set forth are estimates only and may vary as the timing of the related installations finalize.

(2)	Relates to payments expected to be made from October 19, 2019 to December 31, 2019.

Financial Results for the Three Months Ended September 30, 2019 Compared to the Three Months Ended September 30, 2018
For the third quarter of 2019, the Company’s GAAP net loss was $1.9 million, or $0.03 per diluted share, compared to a net loss of $0.4 million, or $0.01 per diluted share, for the same period in 2018. Results for the third quarter of 2019 include: a non-cash gain of approximately $1.0 million and cash dividend income of $0.5 million, or $0.02 per diluted share, primarily from the Company’s equity investment in Scorpio Tankers Inc., a reversal of charges of approximately $0.2 million related to the sale of the SBI Cougar and SBI Puma and the write-off of deferred financing costs of approximately $0.5 million, or $0.01 per diluted share, related to the refinancing of existing debt. EBITDA for the third quarters of 2019 and 2018 were $26.3 million and $28.8 million, respectively (see Non-GAAP Financial Measures below).
For the third quarter of 2019, the Company’s adjusted net loss was $2.1 million, or $0.03 per diluted share, which excludes the impact of the reversal to the write-down of assets held for sale of $0.2 million. Adjusted EBITDA for the third quarter of 2019 was $26.1 million. There were no such non-GAAP adjustments to net loss in the third quarter of 2018 (see Non-GAAP Financial Measures below).
Total vessel revenues for the third quarter of 2019 were $63.2 million compared to $62.5 million in the third quarter of 2018. The Company’s TCE revenue (see Non-GAAP Financial Measures below) for the third quarter of 2019 was $62.7 million, an increase of $0.3 million from the prior year period due primarily to higher indices, the impact of which was offset by a decrease in revenue days related the sale of two Kamsarmax vessels and scheduled drydocking.
Total operating expenses for the third quarter of 2019 were $54.5 million, including the reversal of charges related to the sale of the SBI Cougar and SBI Puma of $0.2 million, compared to $49.5 million in the third quarter of 2018.

Ultramax Operations

	Three Months Ended September 30,
Dollars in thousands	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$41,257	$39,722	$1,535	4
Voyage expenses	240	80	160	200
TCE Revenue	$41,017	$39,642	$1,375	3
Operating expenses:
Vessel operating costs	16,798	18,178	(1,380)	(8)
Charterhire expense	936	936	—	—
Vessel depreciation	9,000	9,399	(399)	(4)
General and administrative expense	1,070	1,109	(39)	(4)
Loss / write-down on assets held for sale	(194)	—	(194)	NA
Total operating expenses	$27,610	$29,622	$(2,012)	(7)
Operating income	$13,407	$10,020	$3,387	34
Vessel revenue for the Company’s Ultramax Operations increased to $41.3 million for the third quarter of 2019 from $39.7 million in the prior year period. The weakness in rates experienced in the first half of the year was reversed in the third quarter of 2019 due to an extended South American grain season as Chinese buyers were forced to continue to source agricultural commodities from Brazil and Argentina rather than the United States.  The strength of Atlantic rates created a large value imbalance between the two basins, encouraging vessels to ballast.  Global Ultramax supply has moved to a more balanced split between the Atlantic and Pacific basins due to the start of our fleet’s drydock and scrubber fitting program.
TCE revenue (see Non-GAAP Financial Measures below) for the Company’s Ultramax Operations was $41.0 million for the third quarter of 2019 compared to $39.6 million for the prior year period. During both periods, the Company’s Ultramax fleet consisted of a day-weighted average of 37 vessels owned or finance leased and one vessel time chartered-in. TCE revenue per day was $11,824 and $11,342 for the third quarters of 2019 and 2018, respectively.

	Three Months Ended September 30,
Ultramax Operations:	2019	2018	Change	% Change
TCE Revenue (in thousands)	$41,017	$39,642	$1,375	3
TCE Revenue / Day	$11,824	$11,342	$482	4
Revenue Days	3,469	3,495	(26)	(1)
The Company’s Ultramax Operations vessel operating costs were $16.8 million for the third quarter of 2019, including approximately $0.5 million of takeover costs and contingency expenses, compared with vessel operating costs of $18.2 million in the prior year period, relating to the 37 vessels owned or finance leased on average during both periods. Daily operating costs excluding takeover costs and contingency expenses for the third quarters of 2019 and 2018 were $4,796 and $5,037, respectively. Daily operating costs for the third quarter of 2019 decreased from the third quarter of 2018 due primarily to the timing of repairs and the purchase of spares and stores.
Charterhire expense for the Company’s Ultramax Operations was approximately $0.9 million for both the third quarters of 2019 and 2018 and relates to the vessel the Company time chartered-in at $10,125 per day. In September 2019, the Company exercised its option to extend the time charter for one year at $10,885 per day.
Ultramax Operations depreciation decreased slightly from $9.4 million to $9.0 million as the SBI Cougar and SBI Puma were classified as held for sale since the second quarter of 2019 and therefore were not depreciated. The sale of these vessels was completed in October 2019.

General and administrative expense for the Company’s Ultramax Operations, which consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was $1.1 million for both the third quarters of 2019 and 2018.
Kamsarmax Operations

	Three Months Ended September 30,
Dollars in thousands	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$21,970	$22,743	$(773)	(3)
Voyage expenses	261	4	257	6,425
TCE Revenue	$21,709	$22,739	$(1,030)	(5)
Operating expenses:
Vessel operating costs	8,398	8,833	(435)	(5)
Charterhire expense	6,552	108	6,444	5,967
Vessel depreciation	4,533	4,899	(366)	(7)
General and administrative expense	482	542	(60)	(11)
Total operating expenses	$19,965	$14,382	$5,583	39
Operating income	$1,744	$8,357	$(6,613)	(79)
Vessel revenue for the Company’s Kamsarmax Operations decreased to $22.0 million in the third quarter of 2019 from $22.7 million in the prior year period due primarily to a decrease in revenue days related to the sale of two Kamsarmax vessels and scheduled drydocking.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Kamsarmax Operations was $21.7 million for the third quarter of 2019 associated with a day-weighted average of 17 vessels owned or finance leased and four vessels time chartered-in, compared to $22.7 million for the prior year period associated with a day-weighted average of 19 vessels owned or finance leased. TCE revenue per day was $13,149 and $13,649 for the third quarters of 2019 and 2018, respectively. Constraints on vessel supply in the Atlantic basin were supportive of freight rates throughout the quarter.  Chinese buyers were forced to source agricultural commodities from Brazil and Argentina rather than the United States.  In addition, Brazilian miner Vale resumed its export program after a prolonged disruption from dam failures. These ‘fronthaul’ voyages, and a significant number of larger dry cargo vessels fitting exhaust gas cleaning systems, or ‘scrubbers’, in drydocks in Asia pushed rates to recent highs.

	Three Months Ended September 30,
Kamsarmax Operations:	2019	2018	Change	% Change
TCE Revenue (in thousands)	$21,709	$22,739	$(1,030)	(5)
TCE Revenue / Day	$13,149	$13,649	$(500)	(4)
Revenue Days	1,651	1,666	(15)	(1)
Kamsarmax Operations vessel operating costs were $8.4 million for the third quarter of 2019, including approximately $0.6 million of takeover costs and contingency expenses, compared with vessel operating costs of $8.8 million in the prior year period, relating to 17 and 19 vessels owned or finance leased on average, respectively, during the periods. Daily operating costs excluding takeover costs and contingency expenses for the third quarters of 2019 and 2018 were relatively flat at $4,968 and $4,931, respectively.
Kamsarmax Operations charterhire expense was $6.6 million in the third quarter of 2019, relating to five vessels the Company time chartered-in during the period. While the Company did not time charter-in any Kamsarmax vessels in the third quarter of 2018, it had a profit and loss sharing agreement with a third party related to one Kamsarmax vessel for which it recorded its residual share of the loss in the third quarter of 2018.

Kamsarmax Operations depreciation was $4.5 million and $4.9 million in the third quarters of 2019 and 2018, respectively, as the number of vessels owned or finance leased on average decreased to 17 in the third quarter of 2019 from 19 in the third quarter of 2018 due to the sale of the SBI Electra and SBI Flamenco.
General and administrative expense for the Company’s Kamsarmax Operations was $0.5 million for both the third quarters of 2019 and 2018. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
Corporate
Certain general and administrative expenses the Company incurs, as well as all of its financial expenses and investment income or losses, are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $6.4 million and $5.4 million in the third quarters of 2019 and 2018, respectively. The quarter over quarter increase is due primarily to an increase in non-cash restricted stock amortization.
The Company recorded a non-cash gain of approximately $1.0 million for the third quarter of 2019 and a cash dividend of $0.5 million primarily from its equity investment in Scorpio Tankers Inc.
Financial expenses, net of interest income decreased to $12.3 million in the third quarter of 2019 from $13.3 million in the prior year period due to a write-off of $2.0 million of deferred financing costs charges related to then existing debt in the third quarter of 2018, offset in part by higher levels of debt in the third quarter of 2019. In the third quarter of 2019, approximately $0.4 million of deferred financing costs were written off related to debt refinancings under the Company’s new sale and leaseback transactions. In October 2019, the Company wrote-off approximately $0.2 million upon the repayment of the existing debt on the SBI Cougar and SBI Puma which were sold.
Financial Results for the Nine Months Ended September 30, 2019 Compared to the Nine Months Ended September 30, 2018
For the first nine months of 2019, the Company’s GAAP net income was $29.6 million, or $0.42 per diluted share, compared to a GAAP net loss of $5.3 million, or $0.07 loss per diluted share, for the same period in 2018. Results for the first nine months of 2019 include: a non-cash gain of approximately $68.6 million and cash dividend income of $1.6 million, or $1.01 per diluted share, primarily from the Company’s equity investment in Scorpio Tankers Inc., charges of approximately $12.5 million, or $0.18 per diluted share, related to the sales of the SBI Electra, SBI Flamenco, SBI Cougar and SBI Puma and the write-off of deferred financing costs on the credit facilities related to the SBI Electra and SBI Flamenco, and the write-off of deferred financing costs of approximately $3.2 million, or $0.05 per diluted share, related to the refinancing of existing debt. EBITDA for the first nine months of 2019 and 2018 were $116.8 million and $77.2 million, respectively (see Non-GAAP Financial Measures below).
For the first nine months of 2019, the Company’s adjusted net income was $42.1 million, or $0.60 adjusted earnings per diluted share, which excludes the impact of the write-down of assets either sold or held for sale and the write-off of related deferred financing costs totaling $12.5 million. Adjusted EBITDA for the first nine months of 2019 was $128.9 million. There were no such non-GAAP adjustments to net loss in the first nine months of 2018 (see Non-GAAP Financial Measures below).
Total vessel revenues for the first nine months of 2019 were $164.3 million compared to $177.3 million in the prior year period. The Company’s TCE revenue (see Non-GAAP Financial Measures below) for the first nine months of 2019 was $163.5 million, a decrease of $13.5 million from the prior year period. The first half of 2019 proved challenging with a loss of iron exports mainly due to Vale’s dam failure and continued disruptions from the U.S. - China trade war. A strong South American and Black Sea grain season, increasing coal exports to India and China’s resumption of coal buying occurred in tandem with a rise in Atlantic cape rates. A restart of the Brazilian iron ore export program provided additional support to already rising Ultramax and Kamsarmax rates during the third quarter of 2019.
Total operating expenses for the first nine months of 2019 were $165.2 million, including the write-down of assets either sold or held for sale of $12.0 million, compared to $147.8 million in the first nine months of 2018.

Ultramax Operations

	Nine Months Ended September 30,
Dollars in thousands	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$103,234	$112,778	$(9,544)	(8)
Voyage expenses	438	264	174	66
TCE Revenue	$102,796	$112,514	$(9,718)	(9)
Operating expenses:
Vessel operating costs	50,962	53,430	(2,468)	(5)
Charterhire expense	2,731	2,773	(42)	(2)
Vessel depreciation	27,108	27,887	(779)	(3)
General and administrative expense	3,131	3,255	(124)	(4)
Loss / write-down on assets held for sale	4,688	—	4,688	NA
Total operating expenses	$88,620	$87,345	$1,275	1
Operating income	$14,176	$25,169	$(10,993)	(44)
Vessel revenue for the Company’s Ultramax Operations decreased to $103.2 million for the first nine months of 2019 from $112.8 million in the prior year period. The year suffered a slow start due to coal import restrictions by China and the sentiment from a limited U.S. Gulf grain season from 2018. Since then grain trades with support from Chinese and Indian coal buying provided the catalyst for the long and slow recovery which ended in the recent high in the Ultramax segment during the third quarter of 2019.
TCE revenue (see Non-GAAP Financial Measures below) for the Company’s Ultramax Operations was $102.8 million for the first nine months of 2019 compared to $112.5 million for the prior year period. During both periods, the Company’s Ultramax fleet consisted of a day-weighted average of 37 vessels owned or finance leased and one vessel time chartered-in. TCE revenue per day was $10,010 and $10,895 for the first nine months of 2019 and 2018, respectively.

	Nine Months Ended September 30,
Ultramax Operations:	2019	2018	Change	% Change
TCE Revenue (in thousands)	$102,796	$112,514	$(9,718)	(9)
TCE Revenue / Day	$10,010	$10,895	$(885)	(8)
Revenue Days	10,269	10,327	(58)	(1)
The Company’s Ultramax Operations vessel operating costs were $51.0 million for the first nine months of 2019, including approximately $1.7 million of takeover costs and contingency expenses, compared with vessel operating costs of $53.4 million in the prior year period, relating to the 37 vessels owned or finance leased on average during both periods. Daily operating costs excluding takeover costs and contingency expenses for the first nine months of 2019 of $4,873 were down slightly from the prior year period of $4,983 due to the timing of repairs and the purchase of spares and stores.
Charterhire expense for the Company’s Ultramax Operations was approximately $2.7 million for first nine months of 2019 and $2.8 million for the same period in 2018 and relates to the vessel the Company time chartered-in at $10,125 per day. In September 2019, the Company exercised its option to extend the time charter for one year at $10,885 per day.
Ultramax Operations depreciation decreased from $27.9 million in the first nine months of 2018 to $27.1 million in the first nine months of 2019 as the SBI Cougar and SBI Puma were classified as held for sale since the second quarter of 2019 and subsequently sold in October 2019.
General and administrative expense for the Company’s Ultramax Operations, which consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was $3.1 million for the first nine months of 2019 and $3.3 million for the same period in 2018.

During the first nine months of 2019, the Company recorded a write-down on assets held for sale related to the classification of the SBI Cougar and SBI Puma as held for sale. The sale of the vessels was completed in October 2019.

Kamsarmax Operations

	Nine Months Ended September 30,
Dollars in thousands	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$61,081	$64,552	$(3,471)	(5)
Voyage expenses	408	107	301	281
TCE Revenue	$60,673	$64,445	$(3,772)	(6)
Operating expenses:
Vessel operating costs	25,730	25,458	272	1
Charterhire expense	8,039	318	7,721	2,428
Vessel depreciation	13,695	14,306	(611)	(4)
General and administrative expense	1,594	1,515	79	5
Loss / write-down on assets held for sale	7,353	—	7,353	NA
Total operating expenses	$56,411	$41,597	$14,814	36
Operating income	$4,262	$22,848	$(18,586)	(81)
Vessel revenue for the Company’s Kamsarmax Operations decreased to $61.1 million in the first nine months of 2019 from $64.6 million in the prior year period. The year had a slow start due to limited coal imports with restrictions in China and increased LNG consumptions in Europe, as well as an abrupt drop in iron ore exports after Vale’s dam failure. Rates recovered slowly until the end of the second quarter of 2019, helped by a sustained South American grain export campaign and steady Indian coal imports. At the start of the third quarter of 2019, the lack of ships in the Atlantic and the cape rates created a rally which lasted until September.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Kamsarmax Operations was $60.7 million for the first nine months of 2019 associated with a day-weighted average of 19 vessels owned or finance leased and two vessels time chartered-in, compared to $64.4 million for the prior year period associated with a day-weighted average of 18 vessels owned or finance leased. TCE revenue per day was $11,672 and $13,123 for the first nine months of 2019 and 2018, respectively.

	Nine Months Ended September 30,
Kamsarmax Operations:	2019	2018	Change	% Change
TCE Revenue (in thousands)	$60,673	$64,445	$(3,772)	(6)
TCE Revenue / Day	$11,672	$13,123	$(1,451)	(11)
Revenue Days	5,198	4,911	287	6
Kamsarmax Operations vessel operating costs were $25.7 million for the first nine months of 2019, including approximately $0.8 million of takeover costs and contingency expenses, compared with vessel operating costs of $25.5 million in the prior year period, relating to 19 and 18 vessels owned or finance leased on average, respectively, during the periods. Daily operating costs excluding takeover costs and contingency expenses were relatively flat for the first nine months of 2019 and 2018 at $4,990 and $4,970, respectively.
Kamsarmax Operations charterhire expense was $8.0 million in the first nine months of 2019, relating to five vessels the Company began time chartering-in during 2019. Prior to that, a profit and loss sharing agreement with a third party related to one Kamsarmax vessel for which the Company recorded its residual share of the profit or loss.

Kamsarmax Operations depreciation was $13.7 million and $14.3 million in the first nine months of 2019 and 2018, respectively reflecting the decrease in vessels owned or finance leased due to the sale of the SBI Electra and SBI Flamenco.
General and administrative expense for the Company’s Kamsarmax Operations was $1.6 million and $1.5 million for the first nine months of 2019 and 2018, respectively. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During the first nine months of 2019, the Company recorded write-downs of assets held for sale related to the sale of the SBI Electra and SBI Flamenco totaling approximately $7.4 million.
Corporate
Certain general and administrative expenses the Company incurs, as well as all of its financial expenses and investment income or losses, are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $19.3 million and $18.5 million in the first nine months of 2019 and 2018, respectively. The quarter over quarter increase is due primarily to an increase in non-cash restricted stock amortization.
The Company recorded a non-cash gain of approximately $68.6 million and a cash dividend of $1.6 million for the first nine months of 2019 primarily from its equity investment in Scorpio Tankers Inc.
Financial expenses, net of interest income increased to $39.8 million in the first nine months of 2019 from $34.8 million in the prior year period due to higher levels of debt. In the first nine months of 2019, approximately $3.6 million of deferred financing costs were written off related to vessel sales and debt refinancings under the Company’s new sale and leaseback transactions. In October 2019, we wrote-off approximately $0.2 million upon the repayment of the existing debt on the SBI Cougar and SBI Puma which were sold.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Revenue:
Vessel revenue	$63,227	$62,465	$164,315	$177,331
Operating expenses:
Voyage expenses	501	84	846	372
Vessel operating costs	25,196	27,011	76,692	78,888
Charterhire expense	7,488	1,044	10,770	3,091
Vessel depreciation	13,533	14,298	40,803	42,193
General and administrative expenses	7,941	7,043	24,001	23,283
(Reversal of) loss / write-down on assets sold or held for sale	(194)	—	12,041	—
Total operating expenses	54,465	49,480	165,153	147,827
Operating income (loss)	8,762	12,985	(838)	29,504
Other income (expense):
Interest income	553	327	1,227	756
Income from equity investments	1,582	—	70,227	—
Foreign exchange gain (loss)	18	(31)	(33)	(73)
Financial expense, net	(12,843)	(13,635)	(41,013)	(35,512)
Total other (expense) income	(10,690)	(13,339)	30,408	(34,829)
Net (loss) income	$(1,928)	$(354)	$29,570	$(5,325)

(Loss) earnings per share:
Basic	$(0.03)	$(0.01)	$0.44	$(0.07)
Diluted	$(0.03)	$(0.01)	$0.42	$(0.07)

Basic weighted average number of common shares outstanding	68,462	72,749	67,889	72,649
Diluted weighted average number of common shares outstanding	68,462	72,749	69,610	72,649

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	September 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$80,134	$67,495
Accounts receivable	11,489	10,290
Prepaid expenses and other current assets	11,184	6,314
Total current assets	102,807	84,099
Non-current assets
Vessels, net	1,379,057	1,507,918
Assets held for sale	36,939	—
Equity investments	162,387	92,281
Deferred financing costs, net	3,151	3,706
Other assets	73,771	15,822
Total non-current assets	1,655,305	1,619,727
Total assets	$1,758,112	$1,703,826

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$37,573	$60,310
Capital lease obligations	28,745	4,594
Senior Notes, net	—	73,253
Accounts payable and accrued expenses	48,076	14,457
Total current liabilities	114,394	152,614
Non-current liabilities
Bank loans, net	403,997	621,179
Capital lease obligations	327,482	69,229
Other liabilities	19,489	—
Total non-current liabilities	750,968	690,408
Total liabilities	865,362	843,022
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 212,500,000 shares as of September 30, 2019 and December 31, 2018; outstanding 72,487,958 shares and 71,217,258 shares as of September 30, 2019 and December 31, 2018, respectively	809	796
Paid-in capital	1,750,011	1,747,648
Common shares held in treasury, at cost; 8,567,846 shares at September 30, 2019 and December 31, 2018	(56,720)	(56,720)
Accumulated deficit	(801,350)	(830,920)
Total shareholders’ equity	892,750	860,804
Total liabilities and shareholders’ equity	$1,758,112	$1,703,826

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Nine Months Ended September 30,
	2019	2018
Operating activities
Net income (loss)	$29,570	$(5,325)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Restricted share amortization	6,674	5,625
Vessel depreciation	40,803	42,193
Amortization of deferred financing costs	5,941	6,483
Write-off of deferred financing costs	446	—
Loss / write-down on assets held for sale	10,385	—
Net unrealized gains on investments	(68,606)	—
Dividend income on equity investment	(1,623)	—
Drydocking expenditure	(2,265)	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(1,199)	(745)
Decrease (increase) in prepaid expenses and other assets	(4,241)	(1,519)
(Decrease) increase in accounts payable and accrued expenses	6,795	4,093
Net cash provided by operating activities	22,680	50,805
Investing activities
Equity investment	(1,500)	—
Dividend income on equity investment	1,623	—
Proceeds from sale of assets held for sale	47,302	—
Scrubber payments	(16,678)	—
Payments for vessels and vessels under construction	—	(21,423)
Net cash provided by (used in) investing activities	30,747	(21,423)
Financing activities
Proceeds from issuance of long-term debt	300,070	324,725
Repayments of long-term debt	(332,052)	(251,515)
Common shares repurchased	—	(18,710)
Dividends paid	(4,298)	(4,579)
Debt issue costs paid	(4,508)	(5,029)
Net cash (used in) provided by financing activities	(40,788)	44,892
Increase in cash and cash equivalents	12,639	74,274
Cash and cash equivalents, beginning of period	67,495	68,535
Cash and cash equivalents, end of period	$80,134	$142,809

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$63,227	$62,465	$164,315	$177,331
Voyage expenses	(501)	(84)	(846)	(372)
Time charter equivalent revenue	$62,726	$62,381	$163,469	$176,959
Time charter equivalent revenue attributable to:
Kamsarmax	$21,709	$22,739	$60,673	$64,445
Ultramax	41,017	39,642	102,796	112,514
	$62,726	$62,381	$163,469	$176,959
Revenue days:
Kamsarmax	1,651	1,666	5,198	4,911
Ultramax	3,469	3,495	10,269	10,327
Combined	5,120	5,161	15,467	15,238
TCE per revenue day (1):
Kamsarmax	$13,149	$13,649	$11,672	$13,123
Ultramax	$11,824	$11,342	$10,010	$10,895
Combined	$12,251	$12,087	$10,569	$11,613

(1)
The Company defines Time Charter Equivalent (TCE) revenue as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of the Company’s available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The Company reports TCE revenue, a non-GAAP financial measure, because (i) the Company believes it provides additional meaningful information in conjunction with vessel revenues and voyage expenses, the most directly comparable U.S.-GAAP measures, (ii) it assists the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) the Company believes that it presents useful information to investors. See Non-GAAP Financial Measures below.

Fleet List as of October 18, 2019

Vessel Name	Year Built	DWT	Vessel Type
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
SBI Lynx	2018	82,000	Kamsarmax
Total Kamsarmax		1,398,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
SBI Gemini	2015	64,000	Ultramax
SBI Libra	2017	64,000	Ultramax
SBI Jaguar	2014	64,000	Ultramax

Vessel Name	Year Built	DWT	Vessel Type
SBI Aries	2015	64,000	Ultramax
SBI Taurus	2015	64,000	Ultramax
SBI Pisces	2016	64,000	Ultramax
SBI Virgo	2017	64,000	Ultramax
Total Ultramax		2,179,800
Total Owned or Finance Leased Vessels DWT		3,577,800
Time chartered-in vessels
The Company currently time charters-in one Ultramax vessel and five Kamsarmax vessels. The terms of the contracts are summarized as follows:

Vessel Type	Year Built	DWT	Country of Build	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,885	30-Sep-20	(1)
Kamsarmax	2019	81,100	China	Variable	10-Mar-21	(2)
Kamsarmax	2019	81,100	China	Variable	7-Apr-21	(3)
Kamsarmax	2018	82,000	China	$12,000	25-June-21	(4)
Kamsarmax	2018	81,100	China	Variable	13-Jul-21	(5)
Kamsarmax	2015	81,100	China	Variable	22-Jul-21	(6)
Total TC DWT		468,500

(1)
This vessel was originally time chartered-in for 22 to 24 months at the Company’s option at $10,125 per day. In September 2019, the Company exercised its option to extend the time charter for one year at $10,885 per day. The vessel was delivered to the Company in September 2017.

(2)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in March 2019.

(3)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in May 2019.

(4)
This vessel is time chartered-in for 24 months at $12,000 per day for the first twelve months and at $12,500 per day for the second twelve months. The Company has the option to extend this time charter for 12 months at $13,000 per day and an additional 12 months at $14,500 per day. The vessel was delivered to the Company in July 2019.

(5)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 120% of the BPI. The vessel was delivered to the Company in July 2019.

(6)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in August 2019.

Conference Call on Results:
A conference call to discuss the Company’s results will be held today, October 23, 2019, at 9:00 AM Eastern Daylight Time / 3:00 PM Central European Summer Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 2443857.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/z9ur3yde

About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc. has an operating fleet of 58 vessels consisting of 52 wholly-owned or finance leased drybulk vessels (including 17 Kamsarmax vessels and 35 Ultramax vessels), and six time chartered-in vessels (including five Kamsarmax vessels and one Ultramax vessel). The Company’s owned and finance leased fleet has a total carrying capacity of approximately 3.6 million dwt and all of the Company’s owned vessels have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income (loss) and related per share amounts, as well as adjusted EBITDA and TCE Revenue are non-GAAP financial measures that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net income (loss) and related per share amounts, and adjusted EBITDA. Please see “Other Operating Data” for a reconciliation of TCE revenue.
EBITDA (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands	2019	2018	2019	2018
Net (loss) income	$(1,928)	(354)	$29,570	$(5,325)
Add Back:
Net interest expense	10,779	9,791	33,399	28,273
Depreciation and amortization (1)	17,421	19,378	53,864	54,301
EBITDA	$26,272	28,815	$116,833	$77,249
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.
Adjusted net (loss) income (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands, except per share data	2019		2019
	Amount	Per share	Amount	Per share
Net (loss) income	$(1,928)	$(0.03)	$29,570	$0.42
Adjustments:
(Reversal of) loss / write-down on assets sold or held for sale	(194)	—	12,041	0.17
Write-down of deferred financing cost	—	—	446	0.01
Total adjustments	$(194)	$—	$12,487	$0.18
Adjusted net (loss) income	$(2,122)	$(0.03)	$42,057	$0.60

Adjusted EBITDA (unaudited)

	Three Months Ended September 30,	Nine Months Ended September 30,
In thousands	2019	2019
Net (loss) income	$(1,928)	$29,570
Impact of adjustments	(194)	12,487
Adjusted net (loss) income	(2,122)	42,057
Add Back:
Net interest expense	10,779	33,399
Depreciation and amortization (1)	17,421	53,417
Adjusted EBITDA	$26,078	$128,873
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, counterparty performance, ability to obtain financing (including for capital expenditures) and comply with covenants in such financing arrangements, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)